Exhibit 8

August 2, 2012

American International Group, Inc.

180 Maiden Lane,

New York, New York 10038.

Ladies and Gentlemen:

We have acted as United States federal income tax counsel to American International Group, Inc. (“AIG” or “you”) in connection with the registration statement under the Securities Act of 1933, as amended (the “Act”), on Form S-4 that you filed with the Securities and Exchange Commission on the date hereof (the “Registration Statement”). We hereby confirm to you that our opinion as to United States federal income tax matters is as set forth under the caption “Material United States Federal Income Tax Considerations” in the Registration Statement, subject to the limitations set forth therein.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ SULLIVAN & CROMWELL LLP